CHARTERED SEMICONDUCTOR MANUFACTURING LTD. N e w s R e l e a s e

Investor Contacts:
Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Clarence Fu (65) 6360.4060 cfu@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:

Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Maggie Tan (65) 6360.4705 maggietan@charteredsemi.com

All currency figures stated in this report are in US dollars.
The financial statement amounts in this report are determined in accordance with US GAAP.

CHARTERED CORRECTS EXPLANATION OF OTHER INCOME

Singapore – October 21, 2005 – Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED) announces a correction to the third quarter 2005 earnings release issued earlier today.

Under the “Summary of Third Quarter 2005 Performance” the paragraph relating to “Other income” explanation should read as follows:

“Other income was a net charge of $4.9 million compared to a net credit of $2.8 million in the year-ago quarter mainly due to an expense of $7.0 million related to the termination of hedging transactions and other costs as a result of the cash tender offer for the senior convertible notes due April 2006.”

The other explanations and numbers in the third quarter 2005 earnings release are not affected by this correction.

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